UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of March 2003

Harmony Gold Mining Company
Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F   X     Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

  Yes          No   X

"This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3

 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement."

TM
JPMorgan
Financial adviser and
 sponsor to Harmony

Attorneys to Harmony
Harmony is pleased to announce it has agreed to acquire 77 540 830 ordinary shares (11,5%) in Avgold Limited ("Avgold") from Anglo South Africa Capital (Proprietary) Limited ("Anglo South Africa") (the "acquisition") in exchange for the issue to Anglo South Africa of a renounceable letter of allocation ("RLA") representing the right to the allotment and issue of 6 960 964 new ordinary shares in Harmony, comprising 3.8% of the issued share capital of Harmony.

On 2 May 2003 Harmony and African Rainbow Minerals Gold Limited announced that they had jointly acquired a 34,5% stake in Anglovaal Mining Limited which has a 42,5% stake in Avgold.

Avgold operates the Target Mine in the Free State which at full production is expected to produce 350 000 gold ounces per annum, at a cash cost below US$180 per ounce. An extensive exploration programme in an area known as Target North, which has a resource base of approximately 80 million ounces, is currently underway.

In addition, if at any time within a period of 12 months reckoned from the completion date of the acquisition, Harmony makes an offer to the shareholders of Avgold for a consideration which is higher than that paid to Anglo South Africa, Harmony shall make an additional payment to Anglo South Africa equivalent to the difference between the consideration paid and such higher consideration, provided that the aggregate amount paid to Anglo pursuant to such acquisition and the additional payment shall not exceed an amount which would result in a Category 1 acquisition for Harmony.

The acquisition, which is subject to certain conditions, including the unconditional approval of the board of Anglo American plc, is expected to complete on 21 July 2003.

15 July 2003

ACQUISITION BY HARMONY OF 11,5%
OF THE ISSUED SHARE CAPITAL OF AVGOLD LIMITED

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code: HAR   ISIN: ZAE000015228
("Harmony")

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2003

Harmony Gold Mining Company Limited

By:

/s/ Frank Abbott

Name: Frank Abbott

Title: Chief Financial Officer